Filed by Union Acquisition Corp. II pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Form F-4 File No.: 333-257222

Subject Companies: Procaps Group, S.A.

Union Acquisition Corp. II

Commission File No.: 001-39089

The below is an excerpt from the presentation to be used by Union Acquisition Corp. II (“Union”) and Procaps Group, S.A. (“Holdco”) in presentations to analysts, certain Union Acquisition Corp. II shareholders and potential investors commencing on August 19, 2021, including at an analyst day meeting scheduled for August 19, 2021 relating to Union’s previously announced business combination transaction pursuant to the Business Combination Agreement, dated March 31, 2021, by and among, Union, Crynssen Pharma Group Limited, Holdco and OZLEM Limited.

1 Investor & Analyst Day Presentation August 19, 2021 Integrated Pharma Company Well Positioned to Drive Regional Consolidation

 2 Disclaimer Use of Projections This presentation was prepared for informational purposes only by Union Acquisition Corp. II (“Union,” “UAC II,” or “LATN”) and Crynssen Pharma Group Limited, a Maltese private limited liability company (“Procaps” or “Procaps Group”) and contains financial forecasts with respect to certain financial metrics of Procaps. Neither Union’s independent auditors, nor the independent registered public accounting firm of Procaps, audited, reviewed, compiled, or performed any procedures with respect to the projections for the purpose of their inclusion in this presentation, and accordingly, neither of them expressed an opinion or provided any other form of assurance with respect thereto for the purpose of this presentation. The financial forecasts and projections in this presentation were prepared by the management of Procaps, and these financial forecasts and projections should not be relied upon as being necessarily indicative of future results. Neither Union nor Procaps undertakes any commitment to update or revise the projections, whether as a result of new information, future events, or otherwise. In this presentation, certain of the above-mentioned projected information has been repeated (in each case, with an indication that the information is an estimate and is subject to the qualifications presented herein), for purposes of providing comparisons with historical data. The assumptions and estimates underlying the prospective financial information are inherently uncertain and are subject to a wide variety of significant business, economic, and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information. Accordingly, there can be no assurance that the prospective forecasts are indicative of the future performance of Union, Procaps or the combined company after completion of any proposed business combination or that actual results will not differ materially from those presented in the prospective financial information. Inclusion of the prospective financial information in this presentation should not be regarded as a representation by any person that the results contained in the prospective financial information will be achieved. Forward-Looking Statements This presentation includes “forward-looking statements.” Forward-looking statements may be identified by the use of words such as "forecast," "intend," "seek," "target," “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward-looking statements include projected financial information. Such forward-looking statements with respect to revenues, earnings, performance, strategies, synergies, prospects, and other aspects of the businesses of Union, Procaps, or the combined company after completion of any proposed business combination are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward-looking statements. These factors include, but are not limited to: (1) the inability to complete the transactions contemplated by the proposed business combination; (2) the inability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, and the ability of the combined business to grow and manage growth profitably; (3) the inability to successfully retain or recruits officers, key employees, or directors following the proposed business combination; (4) effects on LATN’s public securities’ liquidity and trading; (5) the market’s reaction to the proposed business combination; (6) the lack of a market for LATN’s securities; (7) LATN’s and Procaps’ financial performance following the proposed business combination; (8) costs related to the proposed business combination; (9) changes in applicable laws or regulations; (10) the possibility that LATN or Procaps may be adversely affected by other economic, business, and/or competitive factors; and (11) other risks and uncertainties indicated from time to time in documents filed or to be filed with the Securities and Exchange Commission (“SEC”) by LATN or Procaps Group, S.A. (“Holdco”), a subsidiary of Procaps that will be become the holding company of LATN and Procaps as of the closing of the proposed business combination. Accordingly, forward-looking statements, including any projections or analysis, should not be viewed as factual and should not be relied upon as an accurate prediction of future results. The forward-looking statements contained in this presentation are based on our current expectations and beliefs concerning future developments and their potential effects on LATN and Procaps. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control), or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, the ability to complete the business combination due to the failure to obtain approval from LATN shareholders or satisfy other closing conditions in the business combination agreement, the occurrence of any event that could give rise to the termination of the business combination agreement, the ability to recognize the anticipated benefits of the business combination, the outcome of any legal proceedings that may be instituted against LATN or Procaps following announcement of the proposed business combination and related transactions, the impact of COVID 19 on Procaps’ business and/or the ability of the parties to complete the business combination, the ability to obtain or maintain the listing Holdco’s ordinary shares on Nasdaq following the proposed business combination, costs related to the proposed business combination, changes in applicable laws or regulations, the possibility that LATN or Procaps may be adversely affected by other economic, business, and/or competitive factors, and other risks and uncertainties, including those relating to LATN and Procaps included under the header “Risk Factors” in the Registration Statement on Form F-4 filed by Holdco with the SEC (the “Form F-4”) and any future amendment to the Form F-4 filed by Holdco with the SEC, as well as LATN’s and Holdco’s other filings with the SEC. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. Accordingly, you should not put undue reliance on these statements. IFRS Audited Financial Measures The financial statement information and data contained in this presentation for the fiscal years 2019 and 2020 have been derived from the financial statements of Procaps audited in accordance with the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and in accordance with the rules of the Public Company Accounting Oversight Board (“PCAOB”). The 2018 financial statement information and data contained in this presentation have been derived from the financial statements of Procaps audited in accordance with the International Standards on Auditing generally accepted in Colombia and prepared for a special purpose under modified IFRS. The 2018 financial statements will not be re-issued under IFRS as issued by the IASB or re audited in accordance with the rules of the PCAOB and will not be included in any proxy statement/prospectus or registration statement filed or to be by Union or Procaps with the SEC. As a result, the 2018 financial information and data contained in this presentation may not be comparable to the 2019 and 2020 financial information that is included in this presentation or in any proxy statement/prospectus or registration statement filed or to be filed by Union or Procaps with the SEC. Use of Non IFRS Financial Measures This presentation includes non-IFRS financial measures, including EBITDA and Adjusted EBITDA. Management believes that these non-IFRS measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to Procaps’ financial condition and results of operations. LATN and Procaps believe that the use of these non-IFRS financial measures provide an additional tool for investors to use in evaluating ongoing operating results and trends. Management does not consider these non-IFRS measures in isolation or as an alternative to financial measures determined in accordance with IFRS. Other companies may calculate non-IFRS measures differently, and therefore the non-IFRS measures of Procaps included in this presentation may not be directly comparable to similarly titled measures of other companies. U.S. Dollar Amounts Certain amounts related to the transaction described herein have been expressed in U.S. dollars for convenience and, when expressed in U.S. dollars in the future, such amounts may be different from those set forth herein. Industry and Market Data; Trademarks and Trade Names In this presentation, Union and Procaps rely on and refer to information and statistics regarding the sectors in which Procaps competes and other industry data. Union and Procaps obtained this information and statistics from third-party sources, including reports by market research firms. Neither Union nor Procaps have independently verified the accuracy or completeness of the data contained in these third-party sources and other publicly available information. Accordingly, none of Union, Procaps nor their respective affiliates and advisors makes any representations as to the accuracy or completeness of these data. Union and Procaps have supplemented this information where necessary with information from Procaps’ own internal estimates, taking into account publicly available information about other industry participants and Procaps’ management’s best view as to information that is not publicly available. Union and Procaps also own or have rights to various trademarks, service marks and trade names that they use in connection with the operation of their respective businesses. This presentation also contains trademarks, service marks and trade names of third parties, which are the property of their respective owners. The use or display of third parties’ trademarks, service marks, trade names or products in this presentation is not intended to, and does not imply, a relationship with Union or Procaps, or an endorsement or sponsorship by or of Union or Procaps. All rights to the trademarks, copyrights, logos and other intellectual property listed herein belong to their respective owners and Union or Procaps use thereof does not imply an affiliation with, or endorsement by the owners of such trademarks, copyrights, logos and other intellectual property. Solely for convenience, the trademarks, service marks and trade names referred to in this presentation may appear without the ®, TM or SM symbols, but such references are not intended to indicate, in any way, that Union or Procaps will not assert, to the fullest extent under applicable law, their rights or the right of the applicable licensor to these trademarks, service marks and trade names. No Offer or Solicitation This presentation is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act and applicable regulations in the Cayman Islands and Luxembourg. Confidentiality All recipients agree that they will keep confidential all information contained herein and not already in the public domain and will use this presentation solely for evaluation purposes. Recipient will maintain all such information in strict confidence, including in strict accordance with any underlying contractual obligations and all applicable laws, including United States federal and state securities laws. This presentation is not intended to form the basis of any investment decision by the recipient and does not constitute and should not be construed as investment advice and does not constitute investment, tax, or legal advice. Important Information About the Merger and Where to Find It In connection with the proposed business combination, Holdco filed a Registration Statement on Form F-4 with the SEC that includes a proxy statement of LATN that also constitutes a prospectus of Holdco. LATN, Procaps and Holdco urge investors, shareholders and other interested persons to read the Form F-4, including the preliminary proxy statement/prospectus and amendments thereto and the definitive proxy statement/prospectus, once declared effective, and documents incorporated by reference therein, as well as other documents filed with the SEC in connection with the proposed transaction, as these materials will contain important information about Procaps, Holdco, LATN and the proposed business combination transaction. After the Registration Statement is declared effective, the definitive proxy statement/prospectus included in the Registration Statement will be mailed to shareholders of LATN as of a record date to be established for voting on the proposed business combination. Once available, shareholders will also be able to obtain a copy of the Form F-4, including the proxy statement/prospectus, and other documents filed with the SEC without charge, by directing a request to: BTG Pactual US Capital, LLC, Attention: Prospectus Department, Email: OL-BTGPactual-ProspectusDepartment@btgpactual.com. The preliminary and definitive proxy statement/prospectus included in the registration statement, once available, can also be obtained, without charge, at the SEC’s website (www.sec.gov). Participants in the Solicitation LATN and Procaps and their respective directors and executive officers may be considered participants in the solicitation of proxies with respect to the proposed business combination described in this presentation under the rules of the SEC. Information about the directors and executive officers of LATN is set forth in LATN’s final prospectus filed with the SEC pursuant to Rule 424(b) of the Securities Act of 1933, as amended (the “Securities Act”) on October 17, 2019, and is available free of charge at the SEC’s website at www.sec.gov or by directing a request to: Union Acquisition Corp. II, 1425 Brickell Ave., #57B, Miami, FL 33131. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the LATN shareholders in connection with the proposed business combination will be set forth in the Registration Statement filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

Where Do We Want To Be in ~5 Years

	Today	~5 Years
Net Revenue	~$400mm	~$1+bn
Adj. EBITDA	~$105mm	~$250+mm
Geography	Regional B2C Leader in **South & Central America**	B2C Leader **Throughout Latin America**
Geography	**Global Player in B2B**	**Increased Global Presence in B2B**
% of Own Products[1]	~99%	~99%
Growth	Principally **Organic-Focused**	**Organic + M&A** (sustainable double-digit revenue & EBITDA annual growth)

Source: Procaps
Note: (1) B2C Business consists of ~99% Proprietary Portfolio of Branded RX and OTC Products

7

16 5 . 7% 4 . 5% 2 . 3% 1 . 6% 7.6% 7.2% 5.5% 5.8% 4 . 9% 4 . 2% 2 . 8% 2.1% 2.2% 2.4% 2.2% 1 . 9% 1.8% 1.7% 1.2% 1.4% YTD MAY 2020 YTD MAY 2021 +5% - 13% - 5% +7% - 8% +13% - 2% +13% +19% 3. 5% 3. 9% 4. 0% 5 .0% 5. 3 % MAT 2 .018 MAT 2 .019 MAT 2 .020 MAT 2 .021 YTD 2.021 2018 2 2019 2 2020 2 2021 2 YTD 2021 3 Source: IQVIA – Close Up May 2021 Notes: (1) Consists of the 13 markets in which Procaps currently operates; market share based on product sales revenue; (2) Last twelve months as of May of each year; (3) January to May 2021 One of The Highest Growing Companies Out of the Top 10 in The Markets in Which We Operate 1 - 5% Strong Growth Leading to Increasing Market Share… Procaps Market Share % in Colombia Continues to Increase Over 50% Cumulative Growth In Our 13 Markets

PROCAPS GROUP

Diabetrics

Unique Business Model Amongst Competitors, Focused on Covering All of the Patient's Needs

	BGMs[1]	Diagnostics	Rx Insulin	Rx Oral Anti-diabetics	Cosmeceuticals	Supplements / Nutritionals	Insulin Delivery Systems	Tele Monitoring
DIABETRICS[2]	✓	✓	✓	✓	✓	✓	✓	✓
Abbott	✓	✗	✗	✓	✗	✗	✗	✗
Roche	✓	✗	✗	✓	✗	✗	✗	✗
Johnson & Johnson	✓	✗	✗	✗	✗	✗	✗	✗
Bayer	✗	✗	✗	✗	✗	✗	✗	✗
BD	✗	✗	✗	✗	✗	✗	✓	✗
Sanofi	✗	✗	✓	✓	✗	✗	✗	✗
Novo Nordisk	✗	✗	✓	✗	✗	✗	✓	✗
Lilly	✗	✗	✓	✓	✗	✗	✗	✗
Merck	✗	✗	✗	✓	✓	✓	✗	✗

Source: Procaps

Note: As of December 31, 2020 (1) Blood Glucose Monitoring; (2) Procaps launched an Rx insulin product in 2021

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31 Softigel Source: Procaps Note: (1) Research & Markets. Pharmaceutical Contract Manufacturing Market. February 2021; (2) Grandview Research. Gummy, market analysis 2021 Softigel Products Around the World Reach to 32+ Countries Through Differentiated Products Across Diverse Therapies and Segments ▪ Global pharmaceutical CMO market (1) – ~USD$119bn in 2020 – CAGR of ~6.4% from 2021 - 2026 ▪ Global Gummy market (2) – ~USD$16bn in 2020 – CAGR of ~12.6% from 2021 - 2028

35 2002 2005 2006 2009 2010 2012 2014 2015 2016 2017 2018 2019 2020 2023 A Success Story in the Making ADVIL LATAM ▪ Exclusive partner for Advil LatAm ▪ A 19 - year+ relationship and counting ▪ Integral part of the formulation, design and product development for line extensions ▪ Brand geographic expansions ▪ Continuous presence as the partner throughout change of owners of the global brand How Long Are Our Customer Relationships? OTHER SUCCESS CASES Softigel Source: Procaps

43 Source: Company filings, Factset Note: Market data as of August 17, 2021 Enterpri s e Value USD 1.1bn USD 1.5bn USD 5.0bn US D - D e nominat e d Revenue 44% 40% 2% Number of Countries of Operations 13 7 3 CDMO Business x X X % of Rx / OTC 47% / 16% 100% / 0% 34% / 43% Net Revenue 2021E USD ~397mm USD ~277mm USD ~1,113mm Adj. EBITDA 2021E USD ~105mm USD ~104mm USD ~379mm 2 0 2 1 E Implied EV/EBITDA 10.8x 14.4x 13.2x Truly Differentiated vs. Other LatAm Pharma Players ▪ Geographically diverse company with presence in 13 countries ▪ Strong US - denominated revenue stream ▪ Differentiated CDMO platform across the region ▪ Robust proprietary portfolio of Rx and OTC products ▪ Increased focus on high - complexity drugs

46 Inorganic Opportunities Other Organic Plan ▪ We believe continued investments in R&D and future expansion will drive further growth and profitability ▪ Double - digit revenue and EBITDA growth ▪ Proven track - record in M&A, undertaken 4 successful acquisitions in the last 7 years ▪ Several targets under analysis, look to add new acquisitions by 2022 and 2023 to accelerate future growth ▪ Immediate funding cost savings Sound Business Plan with Attractive Growth Prospects Gross Revenue (USD mm) 1 Adj. EBITDA 2 (USD mm) 1 Net Revenue (USD mm) 1 A d j. E B I TD A M ar g in $387 $436 $487 $545 2 0 20 2 0 21E 2 0 22E 2 0 23E ~12% CAGR $331 $397 $445 $499 2020 2021E 2022E 2023E ~15% CAGR $85 $105 $123 $146 26% 26% 28% 29% 2020 2021E 2022E 2023E Source: Procaps Note: (1) Financial figures excludes inorganic opportunities; (2) Adjusted by Severance & Other Non - Recurring Items, One - Time Trade Days Stabilization Impact, Synergies & Cost Savings and COVID Expenses ~20% CAGR